SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: October 15, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated September 13, 2007, reporting drill results for Pure Nickel’s Fond du Lac Ni-Cu property, Northern Saskatchewan.

99.2	Press release dated September 19, 2007, announcing the commencement of a NI 43-101 Technical Report and exploration plans for Pure Nickel’s 100% owned William Lake property located in the Thompson Nickel Belt of Manitoba.

99.3	Press release dated September 19, 2007, announcing granting of stock options to senior officers and/or directors.

99.4	Press release dated September 20, 2007, announcing entry into Option Agreement with Exploration Syndicate Inc.

Exhibit 99.1

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel’s Fond du Lac Drill Program Confirms Extensive Zones of Nickel

Mineralization

TORONTO, ONTARIO – Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB:PNCKF) reports drill results for remaining 8 holes of the 2007 drilling program on its 100% owned Fond du Lac Ni-Cu property, Northern Saskatchewan.

During the 2007 drill program the Company completed 19 diamond drill holes totaling 3,127 metres. Drilling tested a focused area of known mineralization on the Rea Lake mineralized horizon, a strong magnetic feature 600 m to the south, and a possible extension to the Axis Lake East Zone horizon. Results from the first 11 holes were reported on August 15, 2007.

Highlights of the new drill results include:

- Drill hole RL-PNI-07-15 intersected 41.4 m of 0.12% Ni and 0.11% Cu confirming the thickness and extent of the stratabound mineralization associated with the western portion of the Rea Lake Ni-Cu horizon. Drilling the 3 km length of this horizon in 2007 has demonstrated that the western portion of this horizon is at least two to three times as thick as its central and eastern counterparts.

- Localized sulphide enrichments within this disseminated horizon have striking compositional and textural similarities to sulphide counterparts in the Axis Lake East Zone Ni-Cu deposit.

- Drilling 1.3 km east of the previously defined extent of the Axis Lake East Zone of mineralization (drill hole AL-PNI-07-01,02) has demonstrated that the horizon extends much further east than previously recognized.

- An exploratory drill hole in a large magnetic feature (Rea Lake South Magnetic Anomaly) 600 m south of the Rea Lake horizon intersected 3 disseminated Ni-Cu sulphide intervals with grades similar to those in the Rea Lake horizon. The presence of magmatic Ni-Cu sulphides with this body, its size, anomalous magnetic intensity, and proximity to the Axis and Rea Lake mineralized horizons warrants further investigation.

The Rea Lake mineralized horizon is an extensive east-west trending Ni-Cu sulphide horizon. It is located 1.4 km south of the Axis Lake mineralized horizon. The 2007 drill program established that this mineralized horizon has a strike length of at least 3 km, and a shallow 25-40° southerly dip, and a variable thickness from east to west. The largest thicknesses are encountered in the western portion of this horizon proximal to a major structural break which appears to have some control on the localization of the Ni-Cu sulphide mineralization here, and at Axis Lake. The new results from hole RL-PNI-07-15 confirm that thick intervals (up to 41.4 m) in the western portion of this mineralized horizon can be traced from surface down dip for at least 250 m. Drill intersections from the western (RL-PNI-07-15) and central (RL-PNI-07-12) portion of this mineralized horizon also cored localized sulphide enrichments (13% to 18% sulphides) containing 0.43% Ni and 0.32% Cu to 0.60% Ni and 0.70% Cu) over widths of 0.30 to 0.14 m respectively. Texturally and compositionally these enriched areas are strikingly similar to equivalent sulphide concentrations associated with the Axis Lake East Zone Ni-Cu deposit.

Drilling along the margin of the same aeromagnetic feature that hosts the Axis Lake East Zone Ni-Cu deposit and mineralized horizon intersected numerous norite-hosted disseminated sulphide intervals within a 40 to 50 m wide zone (AL-PNI-07-01 & 02). Localized, thin (0.10 m) texturally distinct sulphide concentrations containing 0.64% Ni confirms the presence of the Axis Lake East Zone type mineralization 1.3 km further east than previously recognized.

A drill hole collared on the recently discovered Rea Lake South Magnetic Anomaly (RL-PNI-07-16) 600 m south of the Rea Lake Horizon encountered three narrow bands of disseminated Ni-Cu sulphides over a cored length of 23 m. The mineralization is very similar to that associated with the Rea Lake horizon to the north. 3D magnetic inversion studies revealed that this anomaly is the largest and strongest in the Axis-Rea Lake area and the Rea Lake horizon may be physically connected to this body.

Larry Hulbert, Chief Exploration Officer, said: “We are pleased with the results of the 2007 program on the Fond du Lac property, and the continually increasing size of the Ni-Cu mineralized horizons and resources in the Axis–Rae Lakes area. These results enhance our understanding of the controls on localization of mineralization in the area.”

A complete listing of the Ni-Cu assays and drill hole location map from the 2007 program can be found at the company’s website: www.purenickel.com

The Fond du Lac property consists of eight large contiguous mining claims (with a combined area of 95,000 acres) encompassing some 40 km of prospective norite-sediment hosted nickel-copper stratigraphy in the Snowbird Tectonic Zone, northern Saskatchewan. The area contains a number of Ni-Cu prospects, horizons and deposits. The most prominent mineralized horizon is the Axis Lake mineralized horizon. It is at least 2.5 km long and consists of a “West” and “East” zone of Ni-Cu sulphide mineralization. The Axis Lake “East Zone” contains a non compliant National Instrument

43-101 estimated resource of 3,400,000 tonnes of 0.66% Ni, 0.60% Cu, and 0.15% Co. The deposit is located 14 km northwest of the community of Stony Rapids. Stony Rapids has year round road access and offers a wide range of supply and transportation services including daily direct flights connecting Stony to Saskatoon and Regina.

Quality Control

Aurora Geosciences Ltd. of Yellowknife is the project operator for Pure Nickel. Drill core is logged on site by Aurora’s geologist. Core is then cut, one half is retained and stored on site for reference, and one half is sent for analysis. Blanks and CANMET certified reference material are inserted at regular intervals as quality control. Additional standards, blanks and duplicate analyses are also employed by the analytical laboratory. Core samples are delivered to Acme Analytical Laboratories’ Vancouver preparation facility for crushing and pulverizing. Pulps are analyzed for multiple trace elements by ICP-MS using a four acid digestion (method Group 1EX). Samples exceeding 1.0% copper or nickel are assayed using a hot 4-acid digest and ICP-ES (method Group 7TD). Major elements are also determined for the selected samples by fusion-ICP-MS (method code 4A-B).

Dr. Larry Hulbert, P.Geo. is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Pure Nickel:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

This release was prepared by management of Pure Nickel Inc. who take full responsibility for its contents. Neither the TSX nor the OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Contact Information:

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Exhibit 99.2

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel’s William Lake Project Update

TORONTO, ON, September 19, 2007: Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB: PNCKF) is pleased to announce the commencement of a NI 43-101 Technical Report and its exploration plans for its 100% owned William Lake property located in the Thompson Nickel Belt of Manitoba.

Pure Nickel has contracted Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) to prepare a National Instrument NI43-101 Technical Report on the William Lake Property. The property was recently acquired by Pure Nickel from Falconbridge, now Xstrata Nickel. Exploration by Falconbridge and HudBay Minerals Inc. took place during 1988 to 2001 and an estimated $30 million on exploration was expended on the property during that time. Work included airborne and ground geophysics (approximately 16,000 line kilometres) and extensive drilling (greater than 200 diamond drill holes) has located at least eleven target areas containing mineralized ultramafic bodies and numerous smaller bodies within the 15 km William Lake trend located on the SW side of William Lake. An example of historical grades from one zone W22 ranged from 0.7% Ni over 87.2m in hole #36 to 1.6% Ni over 15.1m in hole #32 and 3.87% Ni over 3.64m in hole #34. Scott Wilson RPA will prepare a NI43-101 Technical Report which will detail the historic work, outline the most encouraging zones and present recommendations for future work. Pure Nickel anticipates the report to be completed in November.

Pure Nickel is also pleased to announce it has received its work permit from Manitoba Conservation to commence a diamond drill program on the William Lake property. Cyr Drilling International Limited of Winnipeg, Manitoba has agreed to carryout a minimum 3,000 metre drill program scheduled to commence in October. The drilling program will be base out of a newly constructed trailer camp. Additional airborne and bore-hole geophysics programs are currently being evaluated to aid the exploration program.

“The Pure Nickel exploration focus on the Thompson Nickel Belt in Manitoba and in particular, the William Lake trend represents a new, highly focused exploration thrust on our most mature properties. Our investigation of historic Falconbridge drilling and property records show attractive nickel grades and intersections that given additional exploration offer the best chances for commercial discovery” said Jay Jaski, CEO of Pure Nickel.

About William Lake:

The 30,890 ha William lake property is located in the southern, Paleozoic covered extension of the Thompson Nickel Belt (“TNB”), southwest Thompson, Manitoba. The TNB hosts a number of massive to disseminated nickel sulphide deposits, most notably INCO’s Thompson mine. Additional mineralization on the William Lake properties include the stratabound Cu-Zn-Au mineralization in the Tower Zone.

Phillip Mudry, P.Geol. is the Central Region Manager for Pure Nickel Inc. and is the designated Qualified Person (Q.P.) for the William Lake Project. Mr. Mudry will be supervising drill hole planning, implementation and quality control/quality assurance programs at the William Lake project for 2007-2008.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.3

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Announces Granting of Stock Options

TORONTO, ON, September 19, 2007: Pure Nickel Inc. (the “Corporation”) (TSX: NIC, OTCBB: PNCKF) announces the Board of Directors granted stock options to senior officers and/or directors totaling 600,000 shares based on an exercise price of the average of the last five days closing prices consistent with the company’s Option Plan. Options have a three year term and half of the options granted vest immediately and half vest over a two year period.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.4

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Acquires Key Exploration Ground in the Thompson Nickel Belt

Through Option Agreement with Exploration Syndicate Inc.

TORONTO, ON, September 20, 2007: Pure Nickel Inc. (the “Corporation”) (TSX: NIC, OTCBB: PNCKF) is pleased to announce that it has entered into an option agreement with Exploration Syndicate, Inc., a private company, (“Exploration Syndicate”) dated September 18, 2007. Pursuant to the agreement, Exploration Syndicate has granted to the Corporation an option (the “Option”) to earn up to a 100% interest in 6 mining licenses and 5 claims comprising the William Lake Extension project in Manitoba (the “Mineral Rights”). The William Lake Extension project covers 160,000 hectares of prospective property, north east and west of the existing, 100% Corporation owned, William Lake claim block, and more than quadruples Pure Nickel’s exploration potential in the prolific Thompson Nickel Belt. The licenses effectively cover all of the land between Pure Nickel’s William Lake property and the Corporation’s Manibridge Property, a former operating mine.

A highly sophisticated airborne geophysics survey of approximately 9000 line km of VTEM and deep imaging was completed in late 2006 on the majority of the Mineral Rights. Interpretation of that data is largely complete and Pure Nickel has over nine drill ready locations. Pursuant to our recent drilling contracts and a full permitted site, Pure Nickel intends to deploy drilling crews to the mineral properties as soon as possible.

“We consider ourselves to be fortunate to have struck a joint venture with the claim holder. This acquisition is consistent with the Company’s strategy to search for nickel and base metals in the best geological setting. Road access and power infrastructure on the William Lake trend enhance the exploration features for this area play” said Jay Jaski, Chairman and CEO of Pure Nickel.

As consideration for granting the Option, the Corporation has agreed to issue to Exploration Syndicate 500,000 non-transferable common share purchase warrants (each, a “Warrant”), each Warrant entitling Exploration Syndicate to acquire a common share of the Corporation (each, a “Share”) at a price of $2.00 per Share. The Warrants shall vest and become exercisable on the date that the Corporation earns a 50% interest in the Mineral Rights and shall, subject to an acceleration right; such right to expire on the date that is five years from the date of the Option Agreement.

To earn a 50% interest in the Mineral Rights, the Corporation must incur an aggregate of $3,000,000 of expenditures during the first two years of the Option Agreement, of which at least $2,000,000 must be incurred in the first year thereof.

If the Corporation incurs the foregoing expenditures, the Corporation shall earn a 50% interest in the Mineral Rights and has one year to exercise its right to earn an additional 15% interest in the Mineral Rights (the “Additional 15% Option”) by (i) incurring an aggregate of $2,000,000 of additional expenditures on the Mineral Rights within two years from the date the Corporation notifies Exploration Syndicate of its intention to exercise the Additional 15% Option; and (ii) issue to Exploration Syndicate 500,000 Shares.

If the Corporation exercises the Additional 15% Option, the Corporation has 180 days to exercise its right to earn an additional 10% interest in the Mineral Rights (the “Additional 10% Option”), by completing and delivering a feasibility study to Exploration Syndicate within 2 years from the date the Corporation notifies Exploration Syndicate of its intention to complete the Feasibility Study. In the event that the Corporation exercises the Additional 10% Option, the Corporation shall have the right to purchase the remaining 25% interest in the Mineral Rights held by Exploration Syndicate by paying to Exploration Syndicate an amount equal to 110% of the fair market value of such interest.

If the Corporation determines not to continue to earn-in on the Mineral Rights at any time after the Corporation has earned a 50% interest in the Mineral Rights, the Corporation and Exploration Syndicate will then enter into an industry standard joint venture agreement.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com